April 29, 2014

Office of Registration and Reports

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, DC 20549

RE:	AXA Premier VIP Trust (“Trust”)

File No. 811-10509/333-70754

To the Staff of the Commission:

Enclosed for filing on behalf of the Trust are the following documents:

1	a copy of the original Fidelity Bond Binder, Policy No. 03-877-31-17 (the “Bond”) which reflects the Trust’s aggregate coverage under the Bond of $15,000,000 effective as of 12:01 a.m. April 11, 2014 through 12:01 a.m. April 11, 2015. (Exhibit A)

2	a copy of the resolutions adopted at a meeting of the Board of Trustees of the Trust held on March 11, 2014 at which a majority of the Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended, approved the Fidelity Bond for the Trust, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC, effective as of April 11, 2014 and payment of the premium for the insurance coverage. (Exhibit B)

3	A copy of the Fidelity Bond Sharing Agreement with amendments. (Exhibit C)

As soon as we receive the Fidelity Bond from the underwriter we will forward it to you.

The Trust is maintaining a joint insured bond in the amount of $15,000,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1 and the premium for this policy has been paid for the period of April 11, 2014 through April 11, 2015. If the Trust had not entered into a joint insured bond, it would have maintained a single insured bond in the same amount of $15,000,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1.

Please do not hesitate to contact me if you should have any questions.

Sincerely,

/s/ Judy Guhring Judy Guhring
Lead Manager - Legal Assistant

cc:	Patricia Louie

Exhibit A

National Union Fire Insurance Company of Pittsburgh, Pa. 175 Water Street New York, NY 10038- (212) 458-5000

BINDER OF INSURANCE CONFIRMATION LETTER

April 10, 2014

MR. JIM KARDARAS

MARSH USA INC.

1166 AVENUE OF THE AMERICAS

NEW YORK, NY 10036-3712

RE:	AXA PREMIER VIP TRUST
INVESTMENT COMPANY BLANKET BOND

	Name of Insurance Carrier:	NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
	Address of Insurance Carrier:	175 WATER STREET, NEW YORK, NY, 10038

Tab#: 7149217, Submission #: 4028430
Policy#: 03-877-31-17
Replacement of Policy # 01-915-69-26
Policy Period Effective Date From: 04/11/2014 To 04/11/2015

Dear Jim:

On behalf of National Union Fire Insurance Company of Pittsburgh, Pa. (hereinafter “Insurer”), I am pleased to confirm the binding of coverage in accordance with our agreement as set forth below and subject to the conditions set forth herein. Please review said Binder for accuracy and contact the Insurer prior to the effective date of policy coverage of any inaccuracy(ies) found within the issued Binder. If the Insurer does not hear from you prior to the effective date of policy coverage it will be understood that the Binder has been accepted as an accurate description of the agreed upon terms of coverage.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

***IMPORTANT POLICY ISSUANCE VERIFICATION***

A policy will be issued with the name and address of the Insured exactly as referenced in the “Policy Information” Section of this Binder. If this information is inaccurate, please advise us immediately.

POLICY INFORMATION

INSURED:	AXA PREMIER VIP TRUST

INSURED’S ADDRESS:	1290 Avenue of the Americas
	New York, NY 10104

TYPE OF POLICY:	Investment Company Blanket Bond

BASIC FORM:	41206 (09/84)

INSURANCE COMPANY:	National Union Fire Insurance Company of Pittsburgh, Pa.

POLICY NUMBER:	03-877-31-17

EFFECTIVE DATE:	04/11/2014	EXPIRATION DATE:	04/11/2015

LIMIT OF LIABILITY:	$15,000,000

RETENTION:	$100,000

OTHER TERMS:	Per Insurer Quote/Indication Letter dated 03/31/2014 except as indicated below.

PREMIUM:	$22,856

COMMISSION:	0.00%

Important Conditions Of Binder: See Below

ENDORSEMENTS

The following riders will be added to the basic policy:

#	Form #	Ed Dt	Title

1	83231	01/09	NEW YORK LAW 3420 AMENDATORY ENDORSEMENT

2	MNSCPT		NOC TO SEC

3	MNSCPT		COMPUTER SYSTEMS FRAUD

4	MNSCPT		UNAUTHORIZED SIGNATURES

5	99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)

6	MNSCPT		VOICE INITIATED TRANSFER FRAUD

7	MNSCPT		TELEFACSIMILE TRANSFER FRAUD

8	MNSCPT		AMEND INSURING AGREEMENT G - COUNTERFEIT CURRENCY

9	MNSCPT		AMEND SECTION 2- EXCLUSIONS

10	MNSCPT		AMEND SECTION 13 - TERMINATION CANCELLATION

11	MNSCPT		AMEND CONSOLIDATION OR/MERGER

12	MNSCPT		AMEND DEFINITIONS - SECTION 1

13	MNSCPT		NAMED INSURED

14	101036	04/09	CANCELLATION AMENDATORY

15	MNSCPT		NEW YORK STATUTORY RIDER/ENDORSEMENT

16	MNSCPT		AMENDED FIDELITY AGREEMENT

17	89644	06/13	ECONOMIC SANCTIONS ENDORSEMENT

18	78859	10/01	FORMS INDEX ENDORSEMENT

CONDITIONS OF BINDER

When signed by the Insurer, the coverage described above is in effect from 12:01 AM of the Effective Date listed above to 12:01 AM of the Expiration Date listed above, pursuant to the terms, conditions and exclusions of the policy form listed above, any policy endorsements described above, and any modifications of such terms as described in this Binder section. Unless otherwise indicated, this Binder may be canceled prior to the Effective Date by the Insured, or by the Broker on the behalf of the Insured, by written notice to the Insurer or by the surrender of this Binder stating when thereafter such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer prior to the Effective Date by sending written notice to the Insured at the address shown above stating when, not less than thirty days thereafter, such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer or by the Insured on or after the Effective Date in the same manner and upon the same terms and conditions applicable to cancellation of the policy form listed above. Issuance by the Insurer and acceptance by or on the behalf of the Insured of the policy shall render this Binder void except as indicated below.

A condition precedent to coverage afforded by this Binder is that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Binder indicated above and the Effective Date.

Please note this Binder contains only a general description of coverages provided. For a detailed description of the terms of a policy you must refer to the policy itself and the endorsements bound herein.

PREMIUM PAYMENT

Our accounting procedures require that payment be remitted within 30 days of the effective date of coverage or 15 days from the billing date, whichever is later.

We appreciate your compliance with this procedure.

We appreciate your business and hope that we can be of further service to you in the future.

Sincerely,

CHRISTOPHER FINN

Underwriter

Executive Liability

212-458-2591

If you have any questions regarding this policy, or for any other service needs, please contact our AIG Broker Services:

Monday-Friday 9:00 AM - 6:00 PM Eastern

Telephone: 1-877-TO-SERVE or (877)867-3783

E-mail: TOSERVE@aig.com

Fax: (800) 315-3896                                                                                              Raising the bar with commitment to quality

Exhibit B

ASSISTANT SECRETARY’S CERTIFICATE

I, Judy Guhring, Assistant Secretary of AXA Premier VIP Trust (“Trust”) hereby certify that the following resolutions were adopted at a Meeting of the Board of Trustees of the Trust held on March 11, 2014, and that said resolutions remain in full force and effect:

VOTED, that the Investment Company Blanket Bond (“Fidelity Bond”) issued by National Union Fire Insurance Company of Pittsburgh, PA for the Trust, with respect to each Portfolio, and AXA Equitable Funds Management Group, LLC (“FMG LLC”) and AXA Distributors, LLC, be, and it hereby is, approved effective as of April 11, 2014; and further

VOTED, after giving due consideration to all factors deemed relevant by the Board, including, among other things: the value of the aggregate assets of the Trust to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the Trust’s Portfolios that the Fidelity Bond, be, and it hereby is, found to be reasonable in form and amount; and further

VOTED, that the premium for the Fidelity Bond to be allocated to the Trust based upon consideration of all relevant factors, including the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Fidelity Bond and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond, be, and it hereby is, approved; and further

VOTED, that the appropriate officers of the Trust be, and each hereby is, authorized to take such actions as may be required to amend the Fidelity Bond to include in the coverage new Portfolios advised, sub-advised or administered by FMG LLC or its affiliates, as of the date each is declared effective by the Securities and Exchange Commission; and further

VOTED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such actions and execute and deliver such documents as such officers may determine, with advice of counsel, as may be necessary to carry out the intent of the foregoing resolutions and to make changes to such documents as the officers of the Trust may deem necessary or appropriate.

IN WITNESS WHEREOF, I have hereunto set my hand as Assistant Secretary of the Trust this 29th day of April 2014.

/s/ Judy Guhring
Judy Guhring

Exhibit C

AMENDMENT NO. 2

FIDELITY BOND SHARING AGREEMENT

AMENDMENT NO. 2, dated as of April 18, 2014 (“Amendment No. 2”) to the Fidelity Bond Sharing Agreement, dated as of May 1, 2011, as amended (“Agreement”), between AXA Premier VIP Trust, a Delaware statutory trust (“Trust”) on behalf of each of its series specified in Appendix A attached hereto (“Portfolios”) and AXA Equitable Funds Management Group, LLC, the investment manager for the Trust (“Manager”).

The Portfolios hereby agree to modify and amend the Agreement as follows:

1. Name Changes. Effective April 18, 2014, the following Portfolio’s names shall be changed as follows:

Current Name	New Name
Multimanager Multi-Sector Bond Portfolio	CharterSM Multi-Sector Bond Portfolio
Multimanager Small Cap Growth Portfolio	CharterSM Small Cap Growth Portfolio
Multimanager Small Cap Value Portfolio	CharterSM Small Cap Value Portfolio

2. Appendix A. Appendix A to the Agreement, setting forth the Portfolios of the Trust participating on behalf of which the Trust is entering into the Agreement is hereby replaced in its entirety by Appendix A attached hereto.

Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 2 as of the date first above set forth.

AXA PREMIER VIP TRUST on behalf of each its Portfolios		AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC

By:	/s/ Brian Walsh	By:	/s/ Steven M. Joenk
	Brian Walsh		Steven M. Joenk
	Chief Financial Officer and Treasurer		Chairman, Chief Executive Officer and President

APPENDIX A

AMENDMENT NO. 2

FIDELITY BOND SHARING AGREEMENT

Multimanager Aggressive Equity Portfolio

Multimanager Core Bond Portfolio

Multimanager International Equity Portfolio

Multimanager Large Cap Core Equity Portfolio

Multimanager Large Cap Value Portfolio

Multimanager Mid Cap Growth Portfolio

Multimanager Mid Cap Value Portfolio

Multimanager Technology Portfolio

AXA Aggressive Allocation Portfolio

AXA Conservative Allocation Portfolio

AXA Conservative-Plus Allocation Portfolio

AXA Moderate Allocation Portfolio

AXA Moderate-Plus Allocation Portfolio

CharterSM Fixed Income Portfolio

CharterSM Conservative Portfolio

CharterSM Moderate Portfolio

CharterSM Moderate Growth Portfolio

CharterSM Growth Portfolio

CharterSM Aggressive Growth Portfolio

CharterSM Equity Portfolio

CharterSM International Conservative Portfolio

CharterSM International Moderate Portfolio

CharterSM International Growth Portfolio

CharterSM Income Strategies Portfolio

CharterSM Interest Rate Strategies Portfolio

CharterSM Real Assets Portfolio

CharterSM Alternative 100 Conservative Plus Portfolio

CharterSM Alternative 100 Moderate Portfolio

CharterSM Alternative 100 Growth Portfolio

CharterSM Multi-Sector Bond Portfolio

CharterSM Small Cap Growth Portfolio

CharterSM Small Cap Value Portfolio

Target 2015 Allocation Portfolio

Target 2025 Allocation Portfolio

Target 2035 Allocation Portfolio

Target 2045 Allocation Portfolio

AMENDMENT NO. 1

FIDELITY BOND SHARING AGREEMENT

AMENDMENT NO. 1 to the Fidelity Bond Sharing Agreement (“Agreement No. 1”), dated as of October 21, 2013, between AXA Premier VIP Trust, a Delaware statutory trust (“Trust”) on behalf of each of its series specified in Appendix A attached hereto (“Portfolios”) and AXA Equitable Funds Management Group, LLC, the investment manager for the Trust (“Manager”).

The Portfolios hereby agree to modify and amend the Fidelity Bond Sharing Agreement, dated as of May 1, 2011, between the Trust, on behalf of each of the Portfolios, and the Manager (“Agreement”), as follows:

1. New Portfolios. The Trust hereby includes the CharterSM Fixed Income Portfolio, CharterSM Conservative Portfolio, CharterSM Moderate Portfolio, CharterSM Moderate Growth Portfolio, CharterSM Growth Portfolio, CharterSM Aggressive Growth Portfolio, CharterSM Equity Portfolio, CharterSM International Conservative Portfolio, CharterSM International Moderate Portfolio, CharterSM International Growth Portfolio, CharterSM Income Strategies Portfolio, CharterSM Interest Rate Strategies Portfolio, CharterSM Real Assets Portfolio, CharterSM Alternative 100 Conservative Plus Portfolio, CharterSM Alternative 100 Moderate Portfolio, and CharterSM Alternative 100 Growth Portfolio in the Agreement from and after the date hereof for all purposes on the terms and conditions contained in the Agreement.

2. Appendix A. Appendix A to the Agreement, setting forth the Portfolios of the Trust participating on behalf of which the Trust is entering into the Agreement is hereby replaced in its entirety by Appendix A attached hereto.

Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first above set forth.

AXA PREMIER VIP TRUST on behalf of each its Portfolios		AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC

By:	/s/ Brian Walsh	By:	Steven M. Joenk
	Brian Walsh		Steven M. Joenk
	Chief Financial Officer and Treasurer		Chairman, Chief Executive Officer and President

APPENDIX A

AMENDMENT NO. 1

FIDELITY BOND SHARING AGREEMENT

Multimanager Aggressive Equity Portfolio

Multimanager Core Bond Portfolio

Multimanager International Equity Portfolio

Multimanager Large Cap Core Equity Portfolio

Multimanager Large Cap Value Portfolio

Multimanager Mid Cap Growth Portfolio

Multimanager Mid Cap Value Portfolio

Multimanager Multi-Sector Bond Portfolio

Multimanager Small Cap Growth Portfolio

Multimanager Small Cap Value Portfolio

Multimanager Technology Portfolio

AXA Aggressive Allocation Portfolio

AXA Conservative Allocation Portfolio

AXA Conservative-Plus Allocation Portfolio

AXA Moderate Allocation Portfolio

AXA Moderate-Plus Allocation Portfolio

CharterSM Fixed Income Portfolio

CharterSM Conservative Portfolio

CharterSM Moderate Portfolio

CharterSM Moderate Growth Portfolio

CharterSM Growth Portfolio

CharterSM Aggressive Growth Portfolio

CharterSM Equity Portfolio

CharterSM International Conservative Portfolio

CharterSM International Moderate Portfolio

CharterSM International Growth Portfolio

CharterSM Income Strategies Portfolio

CharterSM Interest Rate Strategies Portfolio

CharterSM Real Assets Portfolio

CharterSM Alternative 100 Conservative Plus Portfolio

CharterSM Alternative 100 Moderate Portfolio

CharterSM Alternative 100 Growth Portfolio

Target 2015 Allocation Portfolio

Target 2025 Allocation Portfolio

Target 2035 Allocation Portfolio

Target 2045 Allocation Portfolio

AXA PREMIER VIP TRUST

FIDELITY BOND SHARING AGREEMENT

THIS AGREEMENT made and entered into as of May 1, 2011, by and between AXA Premier VIP Trust (“Trust”), an open-end management investment company, on behalf of each of its series specified in Appendix A (“Funds”) and AXA Equitable Funds Management Group, LLC, the investment manager for the Trust (“Manager”).

WHEREAS, the Manager acts as investment manager to each of the Funds and each Fund is advised by an investment adviser; and

WHEREAS, pursuant to the requirement of Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), the Trust, on behalf of each Fund, and the Manager have obtained fidelity bond coverage as named parties (“Insureds”) under a joint insured fidelity bond, as may be amended from time to time to reflect any additions to Appendix A (“Bond”); and

WHEREAS, the Insureds, in order to be covered by a single fidelity bond, are required by Rule 17g-1 to be parties to an agreement that establishes the criteria by which premiums and recoveries under the Bond shall be allocated among the Funds.

NOW THEREFORE, it is agreed as follows:

1. Amount of Coverage Maintained. The amount of fidelity coverage under the Bond shall at all times be at least equal in the amount to the sum of (i) the total amount of coverage that the Trust, on behalf of each Fund, would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d) of Rule 17g-1 had the Trust not been a named insured under the bond, plus (ii) the amount of each bond that the Manager would have been required to provide and maintain pursuant to federal statutes or regulations had it not been a named insured under the Bond. The amount of fidelity coverage under the Bond shall be approved at least annually by the Board of Trustees of the Trust, including a majority of those Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act.

2. Allocation of Recovery. In the event an actual pecuniary loss is suffered by any two or more of the Insureds under circumstances covered by the terms of the Bond, any recovery under the Bond shall be allocated among such Insureds as follows:

(a) If the total amount of coverage provided under the Bond exceeds or is equal to the amount of the combined total amount of loss suffered by the Insureds suffering the loss, then each such Insured shall be entitled to recover the amount of its actual loss.

(b) If the amount of loss suffered by each Insured suffering loss exceeds its minimum coverage requirement as set forth in Section 1. hereof and the amount of such Insureds’ combined actual losses excess the total amount of coverage provided under the Bond, then each such Insured shall be entitled to recover (i) its minimum coverage requirement, and (ii) to the extent there exists any excess coverage, the proportion of such excess coverage that its minimum requirement bears to the amount of the combined minimum coverage requirements of the Insureds suffering actual loss; provided, however, that if the actual loss of any such Insureds is less than the sum of (i) and (ii) above, then such difference shall be recoverable by the other Insured or Insureds in proportion to their relative minimum coverage requirements.

(c) If (i) the amount of actual loss suffered by any Insured is less than or equal to its minimum coverage requirement, (ii) the amount of actual loss of another Insured or the other Insureds exceeds its or their minimum coverage requirement or requirements, and (iii) the amount of the combined actual losses of the Insureds exceeds the total amount of coverage provided under the Bond, then any Insured that has suffered an amount of actual loss less than or equal to its minimum coverage requirement shall be entitled to recover its actual loss. If only one other Insured has suffered actual loss, it shall be entitled to recover the remainder of the amount of the coverage under the bond. If more than one Insured has suffered actual loss in excess of the remaining coverage, then they shall allocate such remaining amount of coverage in accordance with paragraph (b) of this section 2.

3. Allocation of Premiums. No premium shall be paid under the Bond unless the Board of Trustees of the Trust, including a majority of those Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act, shall approve the portion of the premium to be paid by the Trust, on behalf of each Fund. Premiums due and payable under the Bond shall be paid 90% by AXA Premier VIP Trust and 10% by the Manager or its affiliates.

4. Amendment. This Agreement may not be amended or modified in any manner except by a written agreement executed by the parties.

5. Filing with the Commission. A copy of this Agreement and any amendment thereto shall be filed with the Securities and Exchange Commission within 10 days after the execution thereof.

6. Applicable Law. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of New York.

7. Limitations of Liability of Trustees and Shareholders. A copy of the Agreement and Declaration of Trust, and any amendments thereto, are on file with the Secretary of State of Delaware, and it is hereby agreed that this Agreement is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Trust individually but are binding only upon the assets and property of the Trust.

IN WITNESS WHEREOF, AXA Premier VIP Trust, on behalf of each of its Funds, and AXA Equitable Funds Management Group, LLC, have caused this Agreement to be executed as of the day and year first written.

AXA Premier VIP Trust, on behalf of each of its Funds		AXA Equitable Funds Management Group, LLC

By:	/s/ Brian Walsh	By:	/s/ Steven M. Joenk
	Brian Walsh		Steven M. Joenk
	Chief Financial Officer		President and Chief Executive Officer

Appendix A

Multimanager Aggressive Equity Portfolio

Multimanager Core Bond Portfolio

Multimanager International Equity Portfolio

Multimanager Large Cap Core Equity Portfolio

Multimanager Large Cap Value Portfolio

Multimanager Mid Cap Growth Portfolio

Multimanager Mid Cap Value Portfolio

Multimanager Multi-Sector Bond Portfolio

Multimanager Small Cap Growth Portfolio

Multimanager Small Cap Value Portfolio

Multimanager Technology Portfolio

AXA Conservative Allocation Portfolio

AXA Conservative-Plus Allocation Portfolio

AXA Moderate Allocation Portfolio

AXA Moderate-Plus Allocation Portfolio

AXA Aggressive Allocation Portfolio

Target 2015 Allocation Portfolio

Target 2025 Allocation Portfolio

Target 2035 Allocation Portfolio

Target 2045 Allocation Portfolio